Exhibit 99.1

News Release

For Immediate Release

Stantec issues $125 million in senior secured notes

EDMONTON, AB (May 13, 2011) TSX, NYSE:STN

Stantec announced today that it has successfully issued $70 million in aggregate principal amount of 4.332% senior secured notes due May 10, 2016, and $55 million in aggregate principal amount of 4.757% senior secured notes due May 10, 2018.

“This financing is part of our long-term capital plan, which provides interest rate certainty and allows us to continue to execute our growth strategy,” says Dan Lefaivre, Stantec senior vice president and chief financial officer. “We are pleased that we are able to diversify our sources of capital, at favorable rates, with good partners who are willing to invest in our success.”

The Company will use the net proceeds from the notes to refinance existing debt. The notes are ranked equally with Stantec’s obligations under its existing revolving credit facility. CIBC World Markets Inc. acted as the Company’s sole bookrunner and private placement agent.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,500 employees operating out of more than 160 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions.

Media Contact Heena Chavda Stantec Media Relations Tel: (780) 917-7441 heena.chavda@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com
One Team. Integrated Solutions.